01/23/2007 23:25 949-858-6774 PAGE 06/11
08/05 2015 16:41 FAX ☑006

# LETTER OF INTENT
# BETWEEN EWORLD INTERACTIVE, INC. AND
# EWORLD CHINA

This letter of intent ("LOI") sets forth the understanding, which has been reached between Shanghai EworldChina Information Technologies Co., Ltd., a Chinese company with its Chinese nane of "上海志信信息技术有限公司"("Management Company" or "E-China")and its shareholders and Eworld Interactive, Inc., a Florida corporation ("Company"), concerning agreements by and between E-China and the Company.

1. Structure. The Company will set forth the following entities and agreements in an effort to comply with all laws of the People's Republic of China (PRC"). PRC regulations currently limit foreign ownership of companies. In order to comply with foreign ownership restrictions, the Company will operate in China through a Management Company, which will be wholly owned by the shareholders list on Exhibit A ("the Shareholders"), attached hereto, all of whom are PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate because only such entity invested by domestic PRC persons can hold those licenses and approvals. We are not considered to be a domestic PRC person for this purpose. Therefore, the Company shall cause to be created a Wholly Owned Foreign Enterprise ("WOFE") that shall enter into an Exclusive Business Cooperation Agreement with the Management Company. In addition, the Shareholders shall enter into with the Company an Exclusive Option Agreement granting it, or its designee, the right to purchase 100% of the Management Company. Also, the Shareholders shall enter into with the Company a Proxy Agreement granting it, or its designee, the right to vote on the shareholders' meeting delegating the shareholders. Further, as collateral security for the prompt and complete performance under the Exclusive Business Cooperation Agreement by the Management Company, the Shareholders will pledge a first security interest in all of their right title and interest, including equity, in the Management Company to the WOFE by entering into a Share Pledge Agreement.

2. Shares in Company. It is hereby agreed that upon closing the Shareholders listed on Exhibit A shall receive the corresponding amount of shares listed next to their individual names.

3. Operating Capital. It is hereby agreed that the Management Company, through the WOFE, shall be provided sufficient operating capital to achieve certain milestones as per a pre-approved budget. Budget and milestones must be mutually agreed upon prior to final agreements.

4. Additional Terms and Conditions of the Acquisition. Consummation of the Acquisition will be subject to the following terms and conditions:

(a) Definitive Agreements (the "Definitive Agreements") satisfactory to all parties shall be executed by all parties as soon as practicable. The Definitive Agreements shall contain terms, conditions, representations and warranties, covenants and legal opinions normal and appropriate for a transaction of the type contemplated, including, without limitation, those summarized in this LOI;

(b) Upon signing the Definitive Agreement, the Company shall prepare and file with the SEC all appropriate documents including, but not limited to, an 8K and 13D of the

Securities Act of 1933.

(c)    Each party and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the other party (the confidentiality of which the investigating party agrees to retain) for purposes of conducting investigations of the other party;

(d)    All Parties shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the Acquisition and all applicable legal requirements shall have been satisfied;

5.    Expenses. Each Party shall have independent counsel and as such all legal fees and expenses shall be borne by each Party.

6    Conduct of Business of Seller Pending Closing. Until consummation or termination of the Definitive Agreements, the Parties will conduct its business in the ordinary course.

7.    Enforceable Agreement; Compliance with Applicable Laws. This LOI shall constitute a NON-enforceable agreement between the Parties, and shall serve as the Agreement until such time as the Definitive Agreements may be prepared, however, no longer than sixty (60) days from the signing date. Upon the concurrence of the Parties as provided below, both Parties agree to use their respective best efforts to negotiate a mutually acceptable Definitive Agreements and to consummate the transaction and shall include the above terms and conditions but is not limited thereto. It is the understanding of the Parties that all matters referred to in this LOI are conditioned upon compliance with applicable PRC, Federal and state securities laws and other applicable laws.

**[SIGNATURE PAGE FOLLOWS]**

The undersigned concur with the matters set forth in the foregoing LOI.

Dated: January 8, 2007

EWORLD INTERACTIVE, INC.

By: ______________________



Its: PRESIDENT

Dated: January 8, 2007



Shanghai EworldChina Information Technologies Co., Ltd

By: ______________________

Its: General Manager

Dated: January 8, 2007

LI Zhi Gang (李志钢)

By:

Its:

Dated: January 8, 2007

LI Hui (李辉)

By:

Its:

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